

May 27, 2011

Ms. Gloria Ramirez-Martinez
President and Chief Executive Officer
First Resources Corp.
3065 Beyer Blvd. B103-1
San Diego, CA 92154

Re: First Resources Corp.
File Nos. 333-169499 and 000-54336

Dear Ms. Ramirez-Martinez:

        In your letter dated May 24, 2011, you requested that the staff waive the requirement to present cumulative information on an audited basis for the period from August 3, 2007 (inception) to December 31, 2008 in your Registration Statement on Form S-1 and in your Annual Report on Form 10-K. You state that the Company's auditor during that period of time, Moore & Associates ("Moore"), lost their PCAOB registration on August 27, 2009 due to violations of PCAOB rules and auditing standards. You also state it would be difficult for the Company to locate certain documentation provided to Moore.

        Based on the information provided, we will not object to your request. However, First Resources should continue to provide cumulative inception-to-date information on an unaudited basis. All of the cumulative information, including the unaudited cumulative information provided in your Statements of Stockholders' Equity (Deficit), should be clearly labeled as "Unaudited." In addition, please amend your filings to include a new report provided by your independent auditor that does not reference the work of other auditors for the period from inception (August 3, 2007) to December 31, 2007.

        The staff's conclusion is based solely on the information included in your letter. Different or additional material information could lead to a different conclusion. If you have any questions regarding this letter, please call me at (202) 551-3299.

                        Sincerely,

                        Mark C. Shannon
                        Associate Chief Accountant